The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022

TELEPHONE (212) 326-0600

[redacted]

October 14, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Revision of earnings forecast for the first half and full fiscal year ending 31, 2009

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 10/17

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name: Toshiyuki Saito
Title: Vice president

On behalf of:
1) General Manager
2) The Sumitomo Trust and Banking Co. Ltd.
3) Financial Management Department

October 10, 2008
The Sumitomo Trust and Banking Co., Ltd.

Revision of earnings forecast for the first half and full fiscal year ending March 31, 2009

The Sumitomo Trust and Banking Co., Ltd. ("STB") hereby announces that its earnings forecasts for the first half and full fiscal year ending March 31, 2009 ("FY2008") are revised as follows:

1. Earnings forecast for FY2008 (For the period from April 1, 2008 to March 31, 2009)

(1) First Half FY2008 (Billions of Yen)

		Consolidated		Non-consolidated	
		Ordinary profit	Net income	Ordinary profit	Net income
(A) Previous forecast		75.0	45.0	60.0	40.0
(B) Revised forecast		**50.0**	**25.0**	**45.0**	**30.0**
(C) Change	(B) - (A)	-25.0	-20.0	-15.0	-10.0
(D) Rate of Change (%)	(C / A x 100)	-33%	-44%	-25%	-25%

(2) Full FY2008 (Billions of Yen)

		Consolidated		Non-consolidated	
		Ordinary profit	Net income	Ordinary profit	Net income
(A) Previous forecast		170.0	100.0	135.0	85.0
(B) Revised forecast		**120.0**	**65.0**	**100.0**	**65.0**
(C) Change	(B) - (A)	-50.0	-35.0	-35.0	-20.0
(D) Rate of Change (%)	(C / A x 100)	-29%	-35%	-26%	-24%

(3) Reason for revision

Ordinary profit and Net income for the first half of FY2008 are expected to be lower than the amounts previously forecasted due to the loss caused by the turmoil in the international credit markets, the impairment loss of domestic listed stocks and the increase of credit costs of group companies.

The earnings forecast for the full FY2008 is also revised based on the market condition at the end of the first half of FY2008.

2. Dividend forecast for FY2008

The dividend forecast remains to be 17 yen per share, and the interim dividend forecast remains to be 8.50 yen per share, both of which are unchanged from the amounts previously forecasted in May 2008.

Legal Disclaimer

Regarding forward-looking statements contained in this release

This release contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including but not limited to changes in managerial circumstances. By virtue of the aforementioned reasons, STB hereby cautions against sole reliance on such forward-looking statements in making investment decisions.

Reference

1. Outline of earnings forecast for the first half and full FY2008

(1) First Half FY2008

(i) Non-consolidated net business profit before credit costs <7> is expected to be 70.0 billion yen, decreased by 5.0 billion yen from the amount previously forecasted mainly due to the shortage of real estate brokerage fees and mutual fund and individual annuity sales fees.

(ii) Non-consolidated total substantial credit costs <8> is expected to be 10.0 billion yen, the same as previously forecasted, mainly due to the loss related to the off-balance transactions such as interest rate swap transactions with Lehman Brothers group (approximately 8.0 billion yen) and the net loss on sale and impairment (*1) of overseas asset-backed securities and corporate bonds.

(*1) As a standard for impairment of credit securities, STB has added a new rule of "30% fair value depreciation from the original cost for a certain period", to the original rule of "50% (30% for the special mention category) fair value depreciation from the original cost".

(iii) In addition to the above-mentioned, as a result of the impairment loss of domestic stocks (10.0 billion yen), non-consolidated ordinary profit <10> and net income <11> are expected to decrease by 15.0 billion yen and 10.0 billion yen respectively from the amounts previously forecasted.

(iv) On a consolidated basis, total substantial credit costs of group companies <16> is expected to be 15.0 billion yen (*2), thus net income <4> is expected to decrease by 20.0 billion yen from the previous forecast to 25.0 billion yen.

(*2) Major factors: First Credit Corporation; approximately 8.0 billion yen (revaluation of real estate collateral), STB Leasing Co., Ltd.; approximately 3.0 billion yen (adoption of internal rating standard conforming to STB), Sumishin Matsushita Financial Services Co., Ltd.; approximately 2.0 billion yen.

(2) Full FY2008

(i) Non-consolidated net business profit before credit costs <7> is expected to be 155.0 billion yen, decreased by 15.0 billion yen from the previous forecast, based on the current market condition and business environment.

(ii) Total substantial credit costs is expected to be 25.0 billion yen on a non-consolidated basis mainly due to the loss on overseas credit investment, and 5.0 billion yen for group companies in the second half of FY2008. As a result, consolidated total substantial credit costs <12> is expected to be 55.0 billion yen for the full FY2008.

(iii) As a result, consolidated net income <4> is expected to be 65.0 billion yen, decreased by 35.0 billion yen from the previous forecast.

(Billions of Yen)

	(Consolidated)	First Half FY2008			Full FY2008		
		Previous forecast (A)	**Revised forecast (B)**	Change (B)-(A)	Previous forecast (A)	**Revised forecast (B)**	Change (B)-(A)
1	Net business profit before credit costs	95.0	**90.0**	-5.0	215.0	**195.0**	-20.0
2	Total substantial credit costs	-13.0	**-25.0**	-12.0	-31.0	**-55.0**	-24.0
3	Ordinary profit	75.0	**50.0**	-25.0	170.0	**120.0**	-50.0
4	Net income	45.0	**25.0**	-20.0	100.0	**65.0**	-35.0
5	Dividend per common stock (Yen)	8.50	**8.50**	-	17.00	**17.00**	-
6	Consolidated dividend payout ratio (%)				28.5%	**43.8%**	15.3%

(Billions of Yen)

	(Non-consolidated)	First Half FY2008			Full FY2008		
		Previous forecast (A)	**Revised forecast (B)**	Change (B)-(A)	Previous forecast (A)	**Revised forecast (B)**	Change (B)-(A)
7	Net business profit before credit costs	75.0	**70.0**	-5.0	170.0	**155.0**	-15.0
8	Total substantial credit costs	-10.0	**-10.0**	-	-25.0	**-35.0**	-10.0
9	Other non-recurring loss	-5.0	**-15.0**	-10.0	-10.0	**-20.0**	-10.0
10	Ordinary profit	60.0	**45.0**	-15.0	135.0	**100.0**	-35.0
11	Net income	40.0	**30.0**	-10.0	85.0	**65.0**	-20.0

(Billions of Yen)

(Total substantial credit costs) (*)	First Half FY2008			Full FY2008		
	Previous forecast (A)	**Revised forecast (B)**	Change (B)-(A)	Previous forecast (A)	**Revised forecast (B)**	Change (B)-(A)
12 Consolidated (**)	[-13.0]	**-25.0**	[-12.0]	[-31.0]	**-55.0**	[-24.0]
13 Non-consolidated	-10.0	**-10.0**	-	-25.0	**-35.0**	-10.0
14 Domestic		**0.0**			**-5.0**	
15 International		**-10.0**			**-30.0**	
16 Group companies	[-3.0]	**-15.0**	[-12.0]	[-6.0]	**-20.0**	[-14.0]

(*) "Total substantial credit costs" is a sum of "Total credit costs" and costs in "Net gains on sales of stocks and other securities" and "Others" which are related to investment in securities (bonds, stocks, and etc) of domestic and overseas credit.

(**) Consolidated total substantial credit costs = Non-consolidated total substantial credit costs
+ Total substantial credit costs of subsidiaries
+ Total substantial credit costs of equity method affiliates x STB's ownership

2. Net unrealized gains/ losses of "Available-for-sale securities"

Net unrealized gains of "Available-for-sale securities" <1> is expected to decrease by approximately 70.0 billion yen to 40.0 billion yen mainly due to the decrease of unrealized gain of stocks <2> and the increase of unrealized loss of international credit securities <5>.

(Billions of Yen)

(Non-consolidated)	Mar. 2008 Actual (A)	**Sep. 2008 Revised forecast (B)**	Change (B-A)
1 Available-for-sale securities	110.7	40.0	-70.7
2 Stocks	190.8	170.0	-20.8
3 Bonds	-0.5	-10.0	-9.5
4 Others	-79.5	-120.0	-40.5
5 International credit securities	-65.6	-100.0	-34.4
6 Asset-backed securities	-56.5	-85.0	-28.5
7 Corporate bonds	-9.0	-15.0	-6.0

3. Status of the international credit investment

Unrealized loss of international asset-backed securities <8> is 85.0 billion yen after approximately 3.0 billion yen impairment, and total cost is expected to be 625.0 billion yen decreased by approximately 40.0 billion yen from Mar. 2008.

Securities with Fair Value (Billions of Yen)

(Non-consolidated)	Sep. 2008 Forecast				
	Cost (after impairment)		Unrealized gains/losses		
		Change from Mar. 2008		Change from Mar. 2008	%
8 Asset-backed securities	**625.0**	-38.8	**-85.0**	-28.5	**-14%**
9 Securities backed by non-securitized assets	**605.0**	-35.4	**-80.0**	-24.7	**-13%**
10 RMBS exc. Subprime related RMBS	**200.0**	-29.1	**-20.0**	-3.7	**-10%**
11 CMBS	**35.0**	-3.8	**-5.0**	-1.8	**-14%**
12 CLO	**210.0**	5.0	**-30.0**	-9.4	**-14%**
13 CARDS	**90.0**	4.8	**-10.0**	-1.5	**-11%**
14 Other ABS	**35.0**	-1.6	**-5.0**	-3.2	**-14%**
15 Subprime related RMBS	**10.0**	-3.0	**-2.0**	-0.7	**-20%**
16 CDO mezzanine	**15.0**	-3.3	**-5.0**	-2.2	**-33%**
17 Synthetic CDO	**10.0**	-3.7	**-1.0**	-0.5	**-10%**
18 Securities backed by securitized assets	**5.0**	-5.4	**-1.0**	-0.0	**-20%**
19 ABS-CDO	**5.0**	-5.4	**-1.0**	-0.0	**-20%**
20 Equity type securities	**15.0**	2.1	**-5.0**	-4.9	**-33%**
21 CLO equity	**15.0**	2.9	**-5.0**	-4.9	**-33%**
22 SIV capital notes	**1.0**	0.2	**0.0**	0.0	**1%**
23 Corporate bonds	**325.0**	-30.8	**-15.0**	-6.0	**-5%**
24 Bonds issued by financial institutions	**90.0**	-2.1	**-5.0**	-0.8	**-6%**
25 Total	**950.0**	-69.6	**-100.0**	-34.4	**-11%**

Securities with No Available Fair Value and Corporate loans (Billions of Yen)

(Non-consolidated)	Sep. 2008 Forecast	
	Balance	Change from Mar. 2008
26 Other securities with No Available Fair Value	30.0	-4.4
27 Asset-backed securities	0.0	-3.7
28 Corporate loans	255.0	-30.5
29 CLO Warehousing loan	0.0	-42.1

4. Assets classified under the Financial Reconstruction Law (after partial direct written-off)

(Banking a/c and Principal guaranteed trust a/c combined)

Assets classified under the Financial Reconstruction Law <31> is expected to decrease by approximately 40.0 billion yen from Mar. 2008 to 70.0 billion yen mainly due to the decrease of substandard loans caused by the sale of CLO warehousing loan, thus ratio to total loan balance is expected to be 0.6% <30>.

(Billions of Yen)

	(Non-consolidated)	Mar. 2008 Actual (A)	**Sep. 2008 Forecast (B)**	Change (B) - (A)
30	Ratio to total loan balance	0.9%	**0.6%**	-0.3%
31	Assets classified under the Financial Reconstruction Law	107.1	**70.0**	-37.1
32	Loans in bankrupt and practically bankrupt	6.9	**20.0**	13.1
33	Doubtful loans ("Kiken-saiken")	27.3	**30.0**	2.7
34	Substandard loans ("Yo-kanri-saiken")	73.0	**20.0**	-53.0
35	Special mention loans excluding Substandard loans	751.3	**790.0**	38.7
36	Total loan balance	12,191.6	**12,120.0**	-71.6

For further information, please contact:
IR Office, Financial Management Department
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

END